Exhibit 1

British American Tobacco p.l.c.
28 November 2017

British American Tobacco (“BAT”) announces Management Board changes

We are announcing the following changes to our Management Board:

Ricardo Oberlander, currently Regional Director, Americas, will be appointed President and CEO of Reynolds American Inc. (“Reynolds”) replacing Debra Crew, who has decided to leave BAT, with effect from 31 December 2017, to pursue other opportunities outside the company.

Kingsley Wheaton, previously Managing Director, Next Generation Products, will become Regional Director, Americas and Sub Saharan Africa (AMSSA), replacing Ricardo.

Commenting on the changes, BAT Chief Executive, Nicandro Durante, said:

“We have appreciated the drive and leadership that Debra has brought to Reynolds American - both during our 42% shareholding period before the acquisition and since, when she has been instrumental in helping to ensure a smooth transition post-completion. I would like to thank her for her leadership; for leaving the Reynolds businesses in such fantastic shape and for the significant progress that has been made in integrating the two companies in the second half of 2017.

“I am delighted that, with our focus on succession planning, we have two such strong candidates in our existing pipeline.  Ricardo has been with the BAT Group for nearly 30 years, on the Management Board since 2013, and was on the Board of Reynolds for the last three years. He is ideally placed to lead our continued growth in the US and to complete the successful integration of the RAI businesses into the BAT Group.

“Kingsley has been with the BAT Group for 21 years and a member of the Management Board in a number of roles for six years.  His previous experience as a general manager in Russia and a marketing director in Africa and other parts of the world and in building our fast growing NGP business over the last three years will be extremely beneficial in his new role in AMSSA.”

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